UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            BULLION RIVER GOLD CORP.
                                (Name of Issuer)

                         COMMON STOCK, $0.001 PAR VALUE
                         (Title of Class of Securities)

                                   120255 10 4
                                 (CUSIP Number)

    FAY M. MATSUKAGE, ESQ., 455 SHERMAN STREET, SUITE 300, DENVER, CO 80203,
                                  303-777-3737
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                NOVEMBER 21, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), ss.ss.240.13d-1(f) or ss.ss.240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 120255 10 4                                                PAGE 2 OF 4

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
          1            NAME OF REPORTING PERSONS            GERHARD NEL

                       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities
                       Only)
--------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [ ]
                       (See Instructions)                                (b) [x]
--------------------------------------------------------------------------------
          3            SEC USE ONLY
--------------------------------------------------------------------------------
          4            SOURCE OF FUNDS (See Instructions)
                       PF
--------------------------------------------------------------------------------
          5            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                       PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
--------------------------------------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION
                       SOUTH AFRICA
--------------------------------------------------------------------------------
  NUMBER OF SHARES                   7                SOLE VOTING POWER
 BENEFICIALLY OWNED                                    5,833,325
  BY EACH REPORTING
     PERSON WITH
                      ----------------------------------------------------------
                                     8                SHARED VOTING POWER
                                                       0
                      ----------------------------------------------------------
                                     9                SOLE DISPOSITIVE POWER
                                                      5,833,325
                      ----------------------------------------------------------
                                    10                SHARED DISPOSITIVE POWER
                                                      0
--------------------------------------------------------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                       PERSON
                       5,833,325
--------------------------------------------------------------------------------
         12            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                       CERTAIN SHARES (See Instructions)                    [ ]
--------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       22.3%
--------------------------------------------------------------------------------
         14            TYPE OF REPORTING PERSON*
                       IN
--------------------------------------------------------------------------------

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7              2 OF 4
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO. 120255 10 4                                                PAGE 3 OF 4

ITEM 1.  SECURITY AND ISSUER.

This statement on Schedule 13D ("Schedule 13D") relates to shares of common stock of Bullion River Gold Corp. ("Bullion"), par value $0.001 per share. The address of the principal executive office of Bullion is 1325 Airmotive Way, Suite 325, Reno, Nevada 89502.

ITEM 2.  IDENTITY AND BACKGROUND.

This statement is filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended, by Mr. Gerhard Nel and Blue Velvet Capital Ltd. Mr. Nel's address is Fivas Street No. 7, Vergesig, P.O. Box 282, Durbanville 7551, South Africa. Blue Velvet Capital's address is c/o TrustNet Chambers, P.O. Box 3444, Road Town, Tortola, British Virgin Islands.

Mr. Nel's present principal occupation is that of an independent helicopter pilot/investor/venture capitalist.

During the last five years, Mr. Nel has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which a judgment, decree, or final order has been issued enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

Mr. Nel is a citizen of South Africa.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Blue Velvet Capital Ltd., a British Virgin Islands company beneficially owned by Mr. Nel, acquired 233,333 shares of Bullion common stock on November 21, 2003 from an existing shareholder. 2,099,997 shares and 3,499,995 shares were issued as stock dividends on December 9, 2003 and January 13, 2004, respectively.

ITEM 4.  PURPOSE OF TRANSACTION.

Mr. Nel presently has no plan or proposal that relates to or would result in any of the actions enumerated in Item 4 of Schedule 13D. Mr. Nel will continue to evaluate his options, however, and may form such a plan or proposal in the future.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) As of November 29, 2004, Blue Velvet Capital Ltd. owned of record 5,833,325 shares of Bullion's common stock, which represented 22.3% of the class, based on Bullion's balance sheet contained in its June 30, 2004 quarterly report.

(b) As of November 29, 2004, Mr. Nel had the sole power to vote and dispose of 5,833,325 shares.

(c) During the sixty-day period preceding the filing of this Schedule 13D, Mr. Nel did not have any transactions in Bullion common stock, except for the sale of 12,500 shares at $1.01 on October 25, 2004. This transaction was over-the-counter.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares beneficially owned by Mr. Nel.

(e) Mr. Nel continues to be the beneficial owner of more than five percent of the outstanding common stock of Bullion.

CUSIP NO. 120255 10 4                                                PAGE 4 OF 4


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


November 29, 2004                  /s/ GERHARD NEL
                                   ---------------------------------------------
                                   Gerhard Nel